Exhibit 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

2002	2001	2000	1999	1998
Income Before Income Taxes, Extraordinary Loss and Cumulative Effect of Accounting Changes*	$8,871	$10,223	$12,095	$10,382	$11,859
Add: Interest Expense	1,382	1,599	1,592	1,430	1,605
Dividends on Preferred Securities	10	57	118	118	114
1/3 Rental Expense	195	266	252	236	228
Adjusted Earnings	$10,458	$12,145	$14,057	$12,166	$13,806

Total Interest Charges	$1,440	$1,718	$1,693	$1,511	$1,691
Dividends on Preferred Securities	10	57	118	118	114
1/3 Rental Expense	195	266	252	236	228
Adjusted Fixed Charges	$1,645	$2,041	$2,063	$1,865	$2,033

Ratio of Earnings to Fixed Charges	6.36	5.95	6.81	6.52	6.79

*Undistributed earnings on investments accounted for under the equity method have been excluded. The 2001 and 2000 results have been restated for our adoption of the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (FAS 148). The years 1999 and 1998 were not restated for our adoption of FAS 148, as allowed by the standard.